Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ in millions)

	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2017
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (Excluding Interest On Deposits)	$109	$305
One-Third of Rents, Net of Income from Subleases	7	23
Preferred Stock Dividends	15	52

Total Fixed Charges	$131	$380

Earnings:
Income Before Income Taxes	$1,489	$2,379
Fixed Charges, Excluding Preferred Stock Dividends	116	328

Total Earnings	$1,605	$2,707

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	12.25x	7.12x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$182	$502
One-Third of Rents, Net of Income from Subleases	7	23
Preferred Stock Dividends	15	52

Total Fixed Charges	$204	$577

Earnings:

Income Before Income Taxes	$1,489	$2,379
Fixed Charges, Excluding Preferred Stock Dividends	189	525

Total Earnings	$1,678	$2,904

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	8.23x	5.03x